UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
Metal Storm Announces
Share Purchase Plan
Brisbane, Australia — Monday, 11 May 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY, POMSOX code: MSTG).
Fellow shareholders,
Soon the Board will be asking you and all of our current shareholders for a small injection of capital through a Share Purchase Plan (SPP). The SPP will open around the middle of June and the Company is seeking a minimum of approximately $2 million. Further information will be provided in due course.
There are good reasons why the Company is approaching the raising in this way and why we did not begin this process earlier. The Board has been working through the issues associated with raising additional capital and dealing with the convertible note debt. Further explanation of these issues is set out below.
We have made very good progress with our products. Our 3GL and MAUL have both been shoulder fired, our 40mm munitions is nearing qualification, and FireStorm has been operated by the US Marines during the recent Mission Payload Module demonstrations with a variety of munitions.
We recognise that times are very tough but Metal Storm needs your assistance to enable it to continue the progress which has brought us within sight of the commercialisation of a number of our weapons and 40mm munitions.
The current position of Metal Storm as at the date of this announcement is as follows:
•	The Company has approximately $2.5 million in cash. The Company’s cash situation has been a matter of public record for some time. It is currently both technically and factually solvent. All creditors are and will continue to be paid.

•	The Company is spending approximately $0.6 million per month on the operations to support ongoing technical development of its intellectual property.

•	Without a capital injection, the Company will exhaust its resources in about 4 months.

•	The maturity date of the Notes is 1 September 2009 (“Maturity Date”), upon which the Company is liable to repay its Noteholders approximately $20 million, unless the Noteholders opt to convert all their notes into ordinary shares, or agree to extend the Maturity Date.

•	At the current share price and in the context of the current equities markets, it seems unlikely that a substantial number of Notes will be converted to ordinary shares.

•	In that circumstance the Noteholders will be in a position to appoint an administrator who will deal with the Company’s assets. In that situation shareholders rank behind Noteholders in priority for payments.

For some time the Board has been pursuing a major capital raising and seeking other sources of equity. Several of those opportunities are advancing but the reality in present capital markets is that there is no certainty about any funding until the money is in the bank and there is a strong chance that any major capital raising will not conclude before 31 August 2009.
The monies raised from the SPP are intended to assist the Company fund its operations while it seeks to conclude the concurrent restructuring of its finances.
It is clear to the Board that it could only seek further capital from our shareholders if it first ensures that the funds raised by an SPP can be used by Metal Storm as a viable ongoing entity. If not, there would be little point in raising capital unless the amount was substantially more than the amount owed to the Noteholders ($20 million) plus further development funds. It is the view of the Board, based on past experience, that we would not be able to raise an amount of that size from current shareholders.
As advised to the market on 20 February 2009, Metal Storm and the major noteholder have been in discussions to explore various funding options. Whilst the discussions with that particular noteholder remain ongoing, subject to certain conditions to be fulfilled to its satisfaction, the major noteholder intends to support the Company in seeking the noteholders’ approval to extend the Note Maturity Date for a further two years, i.e. until 1 September 2011. Further details on the extension of the Maturity Date will be announced in due course.
An overview of the SPP is as follows:
•	The SPP will allow each shareholder to invest amounts ranging from $1,000 to $10,000. The issue price will be 80% of the volume weighted average price of the Company’s shares for the 5 business days immediately prior to the date shares are issued under the SPP offer.

•	The Board has set this price per share on the basis that this raising must get done, and the share price remains under pressure. The market has recently valued the stock at between 3.0 to 3.5 cents per share.

•	To preserve the ability of the funds raised by this SPP to be used for the paramount purpose of advancing the technology, your subscription monies will be held in trust until the Noteholders have met and formally agreed to an extension of the Maturity Date of the Notes. If this does not occur, your subscription monies will be returned to you.

•	Further if insufficient funds are received under the SPP, the Company may not put the proposal to Noteholders and your subscription monies will be returned to you.
If the Company cannot either secure the necessary Noteholder approval or raise sufficient funds, the Board will have an extremely difficult task preserving the Company as a going concern.
I indicated above that the Company has been active in seeking other sources of equity. The Company will therefore continue to seek to finalise the best appropriate additional funding it can source. It does not regard this SPP as an alternative to further equity.
We have made tremendous progress over the last 2 years towards converting our technology into practical weapons systems. I urge you to support the Company by participating in this Share Purchase Plan.
Yours faithfully
Terry O’Dwyer
Chairman

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Metal Storm — 2009 Annual General Meeting
Chairman’s and Chief Executive Officer’s Addresses
Brisbane, Australia — Thursday, 14th May 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
CHAIRMAN’S ADDRESS
My report to you today will be brief.
The 3 elements of our success previously defined have been 1. A highly cost disciplined back office, 2. Adequate capital to ensure commercialisation of the technology particularly through 3GL and MAUL, and 3. A tactically relevant and demanded application of metal storm’s unique technology.
The report card on back office cash conservation and cost constraint can only be scored as an A+. Well before the global financial crisis metal storm had its own form of financial stress. Lee Finniear and Brett Farmer are to be congratulated on the determination they have brought to extracting much more with much less but factually the worst aspects of tight budget demands have fallen on our engineering team. There, the more for less mantra is not something aspired to but lived everyday. I congratulate them for their determination and what they have delivered to the company over the last 12 months.
Lee is going to talk to you in detail about product. However, what the company set out to do some time ago i.e. to deliver practical tactically relevant weapon systems is nearly accomplished. There has been little impact on company value over the last year for the steady but totally successful progress made on the chosen products. From a probability perspective our product has marched towards certainty from each step of our deliberate programs, but as that has been advancing, the global financial tsunami has been eroding the company’s opportunity to reorganise its balance sheet to the benefit to all stakeholders.
Your board has never lost sight of the financial deadline we face on 31 August this year. We have been confident on a reasonable basis that we would find a financial proposition which would allow the company to continue towards future prosperity. Our current negotiations with a variety of parties indicate that our confidence is not misplaced provided we make some allowance for the current state of the market. As I said in our announcement on Monday of this week, nothing is concluded in this market until there is money in the bank.
As mentioned in the release on Monday, the company intends to offer to shareholders a share purchase plan (SPP) to raise at least $2 million.
•	The SPP will allow each shareholder to invest amounts ranging from $1,000 to $10,000. The issue price will be 80% of the volume weighted average price of the company’s shares for the 5 business days immediately prior to the date shares are issued under the SPP offer.

•	The board has set this price per share on the basis that this raising must get done, and the share price remains under pressure. The market, prior to the release, had recently valued the stock at between 3.0 to 3.5 cents per share.

•	To preserve the ability of the funds raised by this SPP to be used for the paramount purpose of advancing the technology, your subscription monies will be held in trust until the noteholders have met and formally agreed to an extension of the maturity date of the notes. If this does not occur, your subscription monies will be returned to you.

•	Further if insufficient funds are received under the SPP, the company may not put the proposal to noteholders and your subscription monies will be returned to you.
Your board have a clear and deliberate plan with contingencies in circumstances where other plans do not come to pass. We have funds in the bank at present sufficient for our needs and we appreciate the support and encouragement of our major noteholders.
So your company is well organised, exceptionally skilled and fit for purpose. It has had to be lean and determined.
The product is technically sound, both the 3GL and MAUL deliver much more than any competitor product. We will see orders for those products across this next 12 months.
Our major point of weakness is our balance sheet but, with your assistance through the SPP the board are confident of the company’s ability to restructure its balance sheet or adopt an alternative capital solution.
As always I commend the efforts of the staff to you. This is a strong team, ably lead, with great loyalty to the company. I am honoured to serve with my board each of whom have delivered time, skill and energy way beyond the norm. to our outgoing colleague, Peter Jonson, our collective thanks. Peter continues to provide support and encouragement to all within the company.
So thank you, team.
It is traditional to thank the shareholders and because it is traditional it is something which can be passed over quickly as simply part of the standard script. Could I therefore pause momentarily and fully reflect the company’s deep appreciation to you, its primary investors.
From the board and the company’s small but enthusiastic staff we thank you. I look forward to positive outcomes for metal storm over the next year.

CHIEF EXECUTIVE OFFICER’S ADDRESS
Introduction
Shareholders,
Today, Metal Storm is in a strong technology position. 3GL and MAUL are both being shoulder fired in demonstrations to potential customers. FireStorm has been test fired by the US Marines and our capabilities have been demonstrated for both lethal and less lethal applications.
Compared to this time last year, the advance of our position has been immense, and I am proud of my team for delivering this progress.
Today you will see just how far we have come. You will see each of our weapons firing in the manner intended, you will gain a better understanding of the potential markets, and you get a clearer picture of how truly innovative and relevant Metal Storm is for both military and law enforcement organisations as they protect our world and keep our own communities safe.
Metal Storm in today’s military
Metal Storm has been in development for some time. So it is fair to ask: “Is Metal Storm still the compelling differentiator that its founders initially envisioned?”
My answer is “Yes, Absolutely — even more than originally expected”.
The original Metal Storm was all about firepower — “a million rounds per minute” was the catch-phrase. And we can still provide that raw firepower, as you will see in the FireStorm video later.
But over the last decade warfare has changed. Australian General Jim Molan was Chief of Operations for all Coalition Forces in Iraq. In his recent bestselling book “Running the War in Iraq”, he describes the “three block war”, where in the morning troops are in a lethal close combat, in the afternoon they are tactfully managing angry crowds, and in the evening they are meeting community leaders and rebuilding schools.
In modern conflict, where peace is only won with the consent of the local population, a bullet and a gun are no longer enough do the job. Killing people at the first sign of a threat no longer wins a war.
What our troops need is the ability and confidence to respond to any threat immediately, and to be able to use less lethal force if the threat is uncertain or hiding among innocent civilians.
Metal Storm’s unique benefit for our combat troops is this: We provide the lightest multi-shot automatic accessory weapons in the world, we offer the opportunity to instantly choose less lethal or highly lethal responses without carrying several weapons, and we give them the chance to react immediately to a threat in any situation, so they don’t hesitate at the expense of their own lives.
Product Review
In this next section I’d like to give you an update on each of our primary weapons developments.
3GL
3GL is the world’s first multi-shot automatic grenade launcher that is small and light enough to be an accessory to an assault rifle. The opening seconds of a fire-fight are often decisive — providing troops with three times the grenade firepower can make the difference between winning and losing.

Over the last 12 months the 3GL hasn’t changed much on the outside. Instead our work has focused on fine tuning the weapon for reliability, and developing hazard and safety documentation, test plans and running endless test firings to bring the weapon toward the standard needed for full production.
One of the highlights of this year was the certification of 3GL for shoulder-firing using inert rounds. The following video is our first promotional footage for the 3GL. While it is promotional, I want you to pay attention to the speed of firing, the ease of use, the simplicity of reloading, the accuracy on target, and the effect that multiple High Explosive and enhanced blast warheads have when this weapon is used.
VIDEO — 3GL http://www.metalstorm.com/release/AGM2009-1.html
The current certified 3GLs are already in use for live firing demonstration and business development activities. It is immeasurably improving our marketing reach.
The next 3GL version has completed design and is currently under construction. It will shortly be certified to shoulder-fire high explosive warheads and will be the primary demonstration weapon for business development and marketing in the second half of this year. We anticipate doing a series of demonstrations to our most important potential customers during this time.
In parallel an additional design spiral is already underway. This incorporates feedback from military and law enforcement communities and is designed to pass full qualification for sale to military forces.
Results of our readiness level are already showing through, with a number of requests for quotation for 3GL coming into the Company in recent weeks.
No weapon is complete without ammunition. Our 40mm High Explosive ammunition is proceeding well as it steps through its demanding qualification process and will complete qualification for man-firing in the coming few months.
In parallel with the primary ammunition project, the Company is also adapting a range of less lethal ammunition. Spearheaded by the Metal Storm Inc engineering team with respected industry partners, the Company has already fired a range of less lethal munitions, including sponge rounds, frangible nose chemical rounds and chemical payload rounds.
MAUL
In my view MAUL is one of the most exciting products in an already exciting Metal Storm line up.
MAUL is an ultra-light 18mm (12 gauge) shotgun attachment that fits under the barrel of individual combat weapons including the M-4 and M-16 rifles, or can be used with its own shoulder stock or pistol grip.
The MAUL design builds on many years of Metal Storm intellectual property development. The first weapon was built for a contract with the US Marines Warfighting Laboratory, and an accessory version was enhanced under a contract with the Office of Naval Research.
From the very outset, our team engaged focus groups of military and law enforcement personnel in the preliminary design, ensuring MAUL would meet and exceed the expectations of our key future customers.
This approach really shows, with the MAUL weighing in at less than 800 grams, capable of firing a range of lethal and less lethal munitions and has a tiny form factor that beats any competitor hands down.

What makes MAUL so special is that its inexpensive ammunition tube doubles up as the barrel. To load MAUL you simply slip the ammunition tube into the front of the weapon, fire up to 5 rounds, then replace it with the next tube. The tube can also be rifled for those munitions that need to spin for accuracy, eliminating the need for complex fin arrangements that some shotgun payloads require.
The contract with the Office of Naval Research included the adaptation of our 40mm IP to an 18mm lethal kinetic round and a less lethal blunt impact round. We also completed testing of a FRAG 12 door breaching grenade for the US Marines Warfighting Laboratory in 2008. We are currently designing other round types, including a frangible nose round, a polyshok round and a buckshot round.
The recent firings in the USA will give you a better understanding of just how small, light and effective this weapon is:
VIDEO — MAUL http://www.metalstorm.com/release/AGM2009-3.html
MAUL will be publicly launched and demonstrated next week at the National Defense Industry Association Small Arms Symposium in Las Vegas, in front of a crowd that includes many key military, law enforcement and defence industry personnel plus potential investors and partners.
Whenever we show the MAUL the response is overwhelmingly positive. This little gun has, we believe, a great future!
FIRESTORM
FireStorm is a lightweight 4 barrel 40mm remotely operated weapons system, capable of firing up to 24 rounds of ammunition before reload.
FireStorm has been enhanced significantly over the last year, with the development and integration of its own video camera targeting system, targeting laser rangefinder and a non-lethal laser dazzler.
A highlight this year was providing FireStorm to the US Marines for them to do their own firing demonstrations.
MSI was one of two companies selected by open tender to participate in the MRD for the US Marine Corps System Command’s Mission Payload Module — Non Lethal Weapon System program. During the program, FireStorm was operated exclusively by US Navy personnel, and fired a range of less lethal munitions including blunt impact, frangible nose chemical marker and chemical payload rounds at ranges of 30 metres and 150 metres.
The completion of the US$103K contract was a major step for Metal Storm. Shortly, the US Government plans to solicit proposals for the System Development and Demonstration Phase. Following this phase, the US Government anticipates requesting proposals for production contracts.
FireStorm adheres to the Metal Storm vision of versatility and scalable response. It can deliver 16 high explosive warheads at burst rates of over 6000 rpm (faster than the fastest minigun or even the Phalanx ship mounted anti-missile system) for devastating lethal force. Yet it also fires a range of less lethal ammunition and allows the user to instantly select which ammunition should be used on each target as it appears.
As always the best way to appreciate a weapon is by seeing it in action:
VIDEO — FIRESTORM http://www.metalstorm.com/release/AGM2009-2.html
We are very enthusiastic about the prospects for this weapon.

MULTI-BARREL PROJECT
The multi-barrel project is designed to incorporate many of the features of Redback, but extend them substantially to create our core multi-barrel control architecture for the future.
The overall project goal is to create modular “plug ‘n play” Metal Storm barrels, fire control systems and sensor interfaces that can be networked together in extensible configurations.
The details of the system are closely guarded, however, the intended development will make the deployment and control of an extended network of Metal Storm weapons systems with varying barrel configurations a powerful and simple task.
The above innovations will be applied to Redback, FireStorm and future weapons systems as each continues to progress.
Future Weapons
As I have said at previous AGM’s, we are focused on selling and delivering Metal Storm weapons as soon as possible. However, we remain aware of the future potential that this technology has.
Metal Storm makes it possible to give a single weapon many calibres and capabilities. Longer term, building on the work we are doing now, we see exciting potential to provide a perimeter defence weapon with a range of capabilities and lethality’s that you cannot get from conventional systems. These Metal Storm weapons would be networked to allow a single operator in a secure area to control all perimeter weapons, and have the option to select anything from less lethal close range response to long-range lethal response depending on the target.
This is still in the future, although what we are doing now contributes significantly toward this kind of future system. In short, we have our eye on the long term, though we keep our focus right here and now.
Organisational Improvements
We have had our engineering facilities for just over 2 years, and in that time we have made outstanding progress.
In the last 12 months our efforts moved from establishment to reaching the quality of engineering and testing activities needed to deliver qualified weapons.
Metal Storm commissioned QinetiQ, the highly respected UK Defence firm, to guide our team to produce System Safety Plans of a standard acceptable to military forces worldwide.
The Company also commissioned military evaluation agency Nova Defence to review our operations. Nova has an integrated team of Explosive Ordnance/Weapons Design Engineers and is one of the major suppliers of this specialist engineering field to the Australian Defence Force.
Nova paid tribute to Metal Storm’s engineers for their work to deliver the 3GL as a qualified, military standard weapon system.
Nova also made recommendations on engineering process improvements which Metal Storm has implemented to ensure its qualification testing meets the standards expected by major potential customers.
In September 2008, we appointed David Pashen to lead Metal Storm’s Australian Engineering organization. David, a former UK REME Major, has proven a valuable addition to the team.

Marketing & Business Development
Conferences and exhibitions play an important role in building market awareness of Metal Storm products.
Over the last 12 months Metal Storm exhibited its technology at a wide range of military shows around the world, including IDEX in the UAE , the Eurosatory Defence Exhibition in Europe and the world’s largest military land power forum, the Association of the United States Army exhibition.
This year we are focusing on five major US defence shows — the NDIA Small Arms Symposium, the Force Protection Equipment Demonstration, the National Guard Show, the Modern Day Marine Exposition and AUSA. During this year we will also be venturing further into the Law Enforcement and security communities, where less lethal and scalable effect weapons have as large, if not larger potential market.
As a result of Metal Storm’s investment in the exhibitions, we are progressing a number of potential opportunities with US and international government agencies, as well as commercial companies interested in co-development and marketing co-operation.
Having attended all of these shows, a major highlight for me was receiving feedback on our products at AUSA from the many US service men and women that have experienced tours of duty on the front line in Iraq and Afghanistan. The feedback I get is overwhelmingly positive, and we listen carefully to all opinion on the weapons we display.
Contracts
Metal Storm was awarded and completed a number of contracts with US military and defence companies over the past 12 months.
In addition to those mentioned earlier, MSI has been working through a $US220,000 contract with a major US defence company. The solution employs a significant component of the Metal Storm IP portfolio. A highly successful test firing was completed late last year, and work continues thanks to a funded contract extension. At this stage we are restricted by a confidentiality agreement from providing further detail.
MSI under the leadership of Peter Faulkner has been achieving outstanding results in the US and building strong relationships with our primary customer base. Peter has my particular thanks and admiration for his maturity and vision in managing MSI.
Partnerships
In February 2008, Metal Storm signed a Joint Collaboration Agreement with Singapore Technologies Kinetics. This collaboration has proved enduring and practical, with Metal Storm and STK engineers working together in Australia and Singapore to bring 3GL and the 40mm HE ammunition to the point of qualification. Once this is done the opportunity exists for collaborative manufacturing, sales and distribution.
The Company maintains a number of other relationships with US and international organisations that provide complementary capabilities and marketing reach. We recognise the value of these relationships as we bring our weapons systems to market.

Moving Forward
Each of you has now seen our weapons firing and the progress we have made.
We have worked hard to keep costs down and have increased the level of product and engineering outcomes at lower cost than before.
As you know, we have stated our intent to issue a Share Purchase Plan (SPP) to all existing shareholders. The SPP is one part of an exercise to restructure the Company’s finances that also involves proposing an extension of the existing convertible notes, and in due course finding another major investor to fund the completion of qualification and sales. The objectives and key elements of the SPP have been set out in the ASX announcement of 11th May. I encourage each and every shareholder to read it carefully and support the Company, your Company, in this endeavour.
Regarding additional investment, Metal Storm is engaged with a number of major potential strategic and financial investors with a view to obtaining the necessary funds to complete our work. These discussions are vigorous and ongoing.
A key part of the value proposition for future investors is this: unlike conventional defence companies that only make guns or make ammunition, Metal Storm provides the opportunity to profit from both parts of the business, from the “razor and razor blades”. This makes the future potential of Metal Storm significantly greater than if it were only able to profit from one or other of these major revenue streams.
Before I conclude:
My small team of engineering, sales and administration professionals in the USA and Australia have made the progress you see today possible. Your praise for their progress would be well deserved.
My management team, Peter Faulkner, Brett Farmer, Peter Pursey and David Pashen have been a great inspiration and determined in their resolve to see the Company through to profitability
I would like to thank the Chairman, Terry O’Dwyer and the Board for their support. I also wish Dr Peter Jonson who retired from the Board in February the very best for his future endeavours.
Metal Storm is an exciting company with highly relevant products for military and law enforcement communities. Despite the challenges ahead, I firmly believe we will win through, and that Metal Storm’s weapons will become part of the military and law enforcement arsenal very soon.
ENDS

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006
METAL STORM LIMITED — RESOLUTIONS PASSED AT
ANNUAL GENERAL MEETING
BRISBANE, AUSTRALIA — 14 May 2009 — Metal Storm Limited (ASX trading code: MST, OTC symbol MTSXY) announces the resolutions passed at the company’s Annual General Meeting, held in Brisbane today.
Ordinary Business

2	Election of Directors

(a) That Mr. J R Nicholls, who retires by rotation in accordance with Clause 16.1 of the
Company’s Constitution, be re-elected as a Director of the Company.

Proxies to vote for 21,226,268
Proxies to vote against 1,475,686
Proxies to abstain 240,170
Proxies to vote at the proxy’s discretion 1,432,102

This resolution was decided by a show of hands.

(b) That Mr. T W Tappenden, who was appointed since the last Annual General Meeting and who retires in accordance with Clause 13.2 of the Company’s Constitution, be elected as a
Director of the Company.

Proxies to vote for 20,306,506
Proxies to vote against 1,815,443
Proxies to abstain 284,570
Proxies to vote at the proxy’s discretion 1,967,707

This resolution was decided by a show of hands.

3.	Remuneration Report

That the section of the Directors’ report in the 2008 annual report dealing with the remuneration of the Company’s Directors and senior executives described as ‘Remuneration Report’ be adopted.

Proxies to vote for 14,172,069 Proxies to vote against 4,564,736 Proxies to abstain 3,662,864 Proxies to vote at the proxy’s discretion 1,974,557

This resolution was passed on a show of hands.
-Ends-

Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: May 14, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary